Monterey Capital Acquisition Corporation

419 Webster Street

Monterey, CA 93940

February 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Lewis

Isaac Esquivel

Ronald E. Alper

Pam Howell

Re:	Monterey Capital Acquisition Corporation Registration Statement on Form S-4 Filed December 21, 2023

File No. 333-276182

Ladies and Gentlemen:

This letter sets forth the response of Monterey Capital Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 17, 2024, with respect to the above reference Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 filed December 21, 2023

Cover Page

1.	Please disclose the amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form S-4. This would include the common stock that may be issued upon exercise of outstanding options being assumed in connection with the business combination. Please also revise the registration statement fee table to reflect the additional amount that may be issued to the extent MCAC’s transaction expenses exceed $8,000,000 and clearly disclose on the cover page the maximum additional amount. Lastly, please clearly disclose the Exchange Ratio as of a recent practicable date on the cover page and elsewhere in the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and the registration statement fee table of the Amended Registration Statement.

2.	Please prominently disclose when discussing the approximate ownership percentages after the business combination, that MCAC public stockholders will not know at the time of the vote the percentage of shares they will hold in the combined company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page of the Amended Registration Statement.

How to Obtain Additional Information, page i

3.	Please clearly state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. See Item 2(2) of Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page i of the Amended Registration Statement.

What voting power will current MCAC stockholders ....?, page 8

4.	Please revise the table to reflect interim levels of redemption. In addition, please revise to disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please also revise the MCAC public stockholders' ownership to reflect the common stock to be issued upon consummation of the business combination from the rights.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 9 and 10 of the Amended Registration Statement.

5.	Please revise here and elsewhere as appropriate to explain the purpose of the Forward Purchase Agreement and disclose whether any shares have been purchased by Meteora pursuant to this agreement to date. In addition, please explain the statement in footnote 2 that the maximum amount of 1.8 million common shares that Meteora is allowed to purchase is "due to the remainder of the shares being subject to lock up agreements." Please explain the reference to lock up agreements, as it does not appear any public shareholders are subject to lock up agreements.

Response: The Company has disclosed the purpose for entering into the Forward Purchase Agreement on pages 9, 25 and 111 of the Amended Registration Statement, which purpose is to decrease the amount of redemptions in connection with the Special Meeting and potentially increase the amount of working capital available to the Combined Company following the Closing. In addition, the Company has disclosed on pages 9, 25, 26 and 111 of the Amended Registration Statement that no purchases have been made by Meteora pursuant to the Forward Purchase Agreement to date.

The Company has deleted the statement in the footnote 2 referenced in the Staff’s comment, which was included inadvertently.

The Company has adjusted the disclosure to remove discussion of the lock up agreements within the Amended Registration Statement.

6.	Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 9 and 10 of the Amended Registration Statement.

7.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on page 10 of the Amended Registration Statement.

8.	It appears that underwriting fees remain constant and are not adjusted based upon redemptions. Please include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 9 and 10 of the Amended Registration Statement.

9.	Please clarify whether the anti-dilution rights of the class B common shares will apply to this transaction or whether these rights have been waived.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the holders of the shares Class B common stock of the Company have waived their rights to any antidilution adjustment due to additional financings in the Sponsor Support Agreement that is filed as Exhibit 10.7 to the Amended Registration Statement and the description of this agreement including with respect to such waiver has been on pages 10 and 23 of the Amended Registration Statement to reflect this.

10.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 9 and 10 of the Amended Registration Statement.

What happens if the Business Combination is not consummated?, page 14

11.	Please briefly address the total amount of transaction expenses incurred to date. Please clarify whether MCAC has sufficient funds outside of the trust to cover the potential $1.2 million of ConnectM transaction expenses. If not, clarify whether ConnectM waived its right to claims against the trust and provide clear disclosure of the associated risks. Lastly, clearly disclose those specific circumstances that would result in MCAC reimbursing these transaction expenses.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 17 and 107 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 16

12.	Please include a summary of the US federal income tax considerations. See Item 3(k) of Form S-4.

Response: The Company respectfully acknowledges the Staff's comment and has included the requested disclosure on page 27 of the Amended Registration Statement.

13.	Provide clear and quantified disclosure about the portion of the combined company's total outstanding shares that may be sold into the market following the business combination.

Response: The Company respectfully acknowledges the Staff's comment and has included the requested disclosure on pages 20 and 21 of the Amended Registration Statement.

14.	Please revise the summary disclosure concerning ConnectM and the risk factors to highlight the net losses, negative cash flow from operations and going concern.

Response: The Company acknowledges the Staff’s comment and has revised the summary disclosure on page 32 and has added a risk factor on page 53 of the Amended Registration Statement.

Amended and Restated Registration Rights Agreement, page 20

15.	Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will have registration rights following the consummation of the Business Combination. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below the IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

Response: The Company respectfully acknowledges the Staff's comment and has included the requested disclosure on pages 23, 24, 111 and 252 and has added a risk factor on page 50 of the Amended Registration Statement.

Forward Purchase Agreement, page 20

16.	Please revise to clearly disclose the purpose for entering into this agreement, which appears to be to reduce the redemption rate. Please provide your analysis on how such purchases comply with Rule 14e-5. Revise to discuss the risks that this agreement may pose to the company and other stockholders. For example, discuss how the purchases would impact the cash you have available for other purposes and to execute your business strategy. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with this arrangement. Please revise to disclose whether MCAC, ConnectM, or their directors, officers, advisors or respective affiliates had material relationships with Meteora at the time the FPA was negotiated. Please revise to provide hypothetical scenarios illustrating how the FPA would work so that investors can better understand the potential transactions. Lastly, please clarify whether Meteora and its affiliates continue to own the public shares and founder shares it acquired at the time of the IPO.

Response: The Company has disclosed the purpose for entering into the Forward Purchase Agreement on pages 24 through 27 of the Amended Registration Statement, which purpose is to decrease the amount of redemptions in connection with the Special Meeting and potentially increase the amount of working capital available to the Combined Company following the Closing.

The Company acknowledges the Staff’s comment regarding compliance with Rule 14e-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Forward Purchase Agreement and respectfully submits that any purchases of the Company’s Class A Common Stock made pursuant to the terms of the Forward Purchase Agreement will not be subject to Rule 14e-5 of the Exchange Act pursuant to the exception provided by Rule 14e-5(b)(7) of the Exchange Act because (i) as noted in the Amended Registration Statement, the Forward Purchase Agreement was entered into by the parties thereto on December 31, 2022 prior to the public announcement of the Business Combination Agreement, which was publicly disclosed by press release and Form 8-K on January 3, 2023; (ii) the obligations set forth in the Forward Purchase Agreement are binding on all parties thereto, and (iii) the commitment to purchase shares of the Company’s Class A Common Stock contemplated by the Forward Purchase Agreement was disclosed in connection with the announcement of the Business Combination Agreement and the material terms therein have been disclosed. Furthermore, the purchases contemplated by the Forward Purchase Agreement will not occur until the period for making redemption elections in connection with the Special Meeting has ended.

The Company has described the risks associated with the Forward Purchase Agreement on pages 24 through 27 of the Amended Registration Statement and added risk factors on pages 47 through 49 of the Amended Registration Statement to further discuss the risks associated with the Forward Purchase Agreement.

Except for Meteora’s acquisition of 792,000 the Company’s units and 60,000 founder shares in connection with the Company’s initial public offering, none of the Company, ConnectM, or their directors, officers, advisors or respective affiliates had any material relationship with Meteora at the time the Forward Purchase Agreement was negotiated.

The Company has provided several illustrative examples on how the Forward Purchase Agreement will work on pages 26 and 27 of the Amended Registration Statement.

The Company has added disclosure on pages 26 and 110 of the Amended Registration Statement that to the knowledge of the Company, Meteora and its affiliates continue to own the units and founder shares acquired at the time of the IPO.

Interests of Certain Persons in the Business Combination, page 23

17.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 29, 30 and 131 through 133 of the Amended Registration Statement.

18.	When discussing the market value of the shares held by the sponsor please compare that to the price paid for such shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 132 of the Amended Registration Statement.

19.	Clearly identify each officer and/or director of MCAC that may remain as a director of the combined company. Clearly disclose the "certain closing conditions" upon which this is contingent, as referenced on page 15.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 30 and 133 of the Amended Registration Statement.

Risk Factors

A new 1% U.S. federal excise tax could be imposed, page 37

20.	We note the disclosure regarding the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. Include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Please also describe the risks of the excise tax applying to redemptions in connection with:

•	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

•	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

•	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Amended Registration Statement.

Failure to remain in compliance with covenants under our credit and loan agreements..., page 54

21.	Please update the information in this risk factor regarding Libor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Amended Registration Statement to remove references to LIBOR and SOFR because neither MCAC nor ConnectM have any outstanding credit or loan agreements with interest rates based on LIBOR or SOFR.

The Business Combination Proposal

Background of the Business Combination, page 93

22.	We note that MCAC consulted with EF Hutton during the negotiations. Please clearly describe the role of EF Hutton in the de-SPAC transaction, and the level of diligence EF Hutton performed in connection with the transaction.

Response: The Company respectfully acknowledges the Staff's comment and has included the requested disclosure on pages 112, 115 and 116 of the Amended Registration Statement.

23.	Please clearly disclose whether the May 23 email from Bhaskar Panigrahi was the first communication between the parties and clarify how Bhaskar Panigrahi was made aware of MCAC. In addition, please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please disclose the material terms for any proposals and subsequent proposals and counter offers, clarify discussion points, and explain how and why any terms were revised over time.

Response: The Company respectfully acknowledges the Staff’s comment and has included the requested disclosure regarding Mr. Panigrahi’s first communication between the parties and how Mr. Bhaskar Panigrahi was made aware of MCAC on page 113 and and revised existing disclosure on pages 114, 115 and 116 of the Amended Registration Statement.

24.	Please include a discussion of the negotiations as they relate to the October 12, 2023 amendment to the merger agreement.

Response: The Company respectfully acknowledges the Staff's comment and has included the requested disclosure on pages 115 and 116 of the Amended Registration Statement.

Summary of ConnectM Financial Analysis, page 98

25.	We note your disclosure summarizing financial projections provided by ConnectM from 2020 to 2024. Please address the following:

•	It appears that the Adjusted EBITDA amounts from 2020 to 2022 on page 99 do not match the Adjusted EBITDA amounts on page 101. Please clarify and/or revise your disclosure accordingly;

•	Please clarify if the 2023 adjusted EBITDA amount of $6,240,000 on page 101 actually represents "EBITDA" as disclosed in the table on page 99; and

•	We note that some of your projections are reflected as one-time/non-recurring expenses. Please tell us in greater detail the nature of these expenses, as it is not clear why they are considered one-time/non-recurring given that these projections are provided from 2020 to 2022.

Response: The Company respectfully acknowledges the Staff's comment. The Company has revised the Amended Registration Statement to ensure that Adjusted EBITDA amounts are consistent on page 124. Furthermore, the Company included information regarding those expenses referred to as "one time" or "noncash" on page 121 of the Amended Registration Statement.

26.	Please revise to provide the material estimates and assumptions that supported the projections presented on pages 99 and 101. Please disclose whether the projections are based on assumptions about growth rates and, if so, clarify whether the growth rates are based upon growth in operations or growth through acquisition and whether such rates are reasonable. Please tell us and disclose whether the projections are in line with historic operating trends. If they are not, please disclose why the change in trends is appropriate and assumptions are reasonable. Include within your revised disclosure factors or contingencies that would affect such growth ultimately materializing. Please tell us whether alternative cases of projections exist.

Response: The Company respectfully acknowledges the Staff's comment and included material estimates and assumptions that supported the projections presented on pages 120 through 125 of the Amended Registration Statement. Furthermore, the Company has revised the Amended Registration Statement on page 120 to clarify that no alternative cases of projections existed.

27.	Please revise the table on page 99 to clearly reflect the information that is historical versus projected. To the extent the actual financial results differ from the projected information, please discuss the reasons.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 120 and 121 of the Amended Registration Statement.

28.	We note the disclosure on page 100 that the gross margin projections are largely based upon plans to invest proceeds from the business combination into gross margin expansion initiatives. Please provide clear disclosure of the impact significant redemptions could have upon these projections.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 124 of the Amended Registration Statement.

29.	We note the statements on page 99 and 103 that investors should "not to rely on the forecasts in making a decision regarding the Business Combination", and on page 101 that "reliance should not be placed on the forecasts." However, you have used and included the projections in this registration statement. Please revise to remove any implication that shareholders may not consider or rely on the disclosures.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosures within pages 120 through 125 of the Amended Registration Statement to remove any implication that shareholders may not consider or rely on the forecasts presented.

Valuation Analysis, page 101

30.	Please revise to further explain how you determined that the peer group median revenue multiple was 5.9x on December 31, 2022. Also explain how MCAC determined the base case and conservative case.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 124 and 125 of the Amended Registration Statement.

31.	Please revise to explain how the peer groups were identified. Please disclose the specific criteria used to select comparable companies, including whether any comparable companies meeting the selection criteria were excluded from the analyses. Please provide information on the comparability of the companies and transactions selected, including the development stages of the companies and whether the companies had any commercial products or revenues.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on pages 127 and 128 of the Amended Registration Statement.

Current Market Conditions, page 104

32.	Given the significant amount of time that has lapsed since the signing of the merger agreement, please confirm whether or not the projections still reflect management’s views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Response: The Company respectfully acknowledges the Staff's comment and has included the requested disclosure and revised existing disclosure on pages 126, 127 and 131 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 123

33.	Please remove the references to the tax discussion in the prospectus being a "general summary." Investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff's comment and has removed all references the to the tax discussion in the Amended Registration Statement being a “general summary.”

34.	We note statements on page 124 regarding the treatment of redemptions under U.S. federal income tax regulations. We also note that the Business Combination Agreement seeks treatment under Section 368(a) for aspects of the transaction. Please amend the disclosure here, and elsewhere as appropriate, to describe the federal income tax consequences of the entire transaction, including the merger, and not just the federal income tax consequences of redemptions. If the merger will result in tax consequences to U.S. shareholders that are material, please file a tax opinion as an exhibit to the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 151 through 158 of the Amended Registration Statement and respectfully advises the Staff that the disclosure in the section titled “Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business Combination” in the Amended Registration Statement adequately addresses the material U.S. federal tax consequences of the entire transaction to the Company’s stockholders. Because the Merger will not have material U.S. federal tax consequences to the Company’s stockholders, there is no representation as to the tax consequences of the Merger to the Company’s stockholders set forth in the Amended Registration Statement and consequently the Company respectfully submits that no tax opinion is required under Item 601(b)(8) of Regulation S-K or Section III.A.I Staff Legal Bulletin 19. References to Code Section 368(a) pertain only to the “reorganization” within the meaning of Code Section 368(a) and references to such are only contained in the Merger Agreement, which does not purport to describe the U.S. federal income tax consequences of the transaction to the Company’s stockholders. Any redemption is generally described as a taxable transaction to the Company’s stockholders in the Amended Registration Statement.

Business of ConnectM, page 141

35.	Please clarify the seasonality of your business on page 147.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure on page 179 of the Amended Registration Statement.

Liquidity and Capital Resources, page 155

36.	Please identify the lenders. Please ensure all material agreements relating to the notes discussed in this section are filed as exhibits. For instance, we note that the promissory notes filed as Exhibits 10.19 and 10.20 reference related agreements such as the Credit Agreement, Security Agreement and Purchase Agreement.

Response: The Company respectfully advises the Staff that the Company has identified the lenders on page 189 of the Amended Registration Statement and any additional material agreements relating to the notes have been filed as Exhibits 10.44 and 10.45. Additionally, the Company respectfully informs the Staff that the purchase agreements referenced in the promissory notes filed as Exhibits 10.19 and 10.20 were referenced in error. The transactions were completed with a Security and Intercreditor Agreement, filed as Exhibit 10.45.

37.	Please clarify whether this transaction would fall within the definition of a "qualified financing" and file the convertible notes agreement as an exhibit.

Response: The Company respectfully advises the Staff that the Convertible Promissory Note Purchase Agreement, dated September 19, 2022 was amended and restated on February 23, 2023, such that while the closing of the merger is not a “qualified financing”, it now is a “Change of Control” under Section 2(c) of the Amended and Restated Convertible Promissory Note Purchase Agreement pursuant to which the convertible promissory notes will convert into common stock. The Company has revised its disclosure on pages 188 and 189 of the Amended Registration Statement to provide more clarity regarding the convertible notes. Additionally, the Company has filed the amended and restated convertible notes purchase agreement as Exhibit 10.27.

38.	Please provide disclosure of the high yield notes and convertible notes due from MCAC as reflected on pages F-82 and F-83. Please also discuss the Future Receipts Agreement with Libertas. File all material agreements as exhibits.

Response: The Company respectfully acknowledges the Staff's comment and has revised the disclosure to on pages 188 and 189 of the Amended Registration Statement to include the high yield notes and convertible notes due from MCAC. The Company further has discussed the Future Receipts Agreement on page 189 of the Amended Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 160

39.	It appears that subtotals and totals in your pro forma financial statements do not properly foot or cross foot. Please revise accordingly throughout your pro forma statements.

Response: The Company respectfully acknowledges the Staff's comment and has revised the unaudited pro forma financial statements on pages 199 through 205 of the Amended Registration Statement accordingly.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 169

40.	We note your adjustments for transaction costs at footnote (2) in your unaudited pro forma condensed combined statements of operations. Please explain to us why transactions costs are being removed from the historical financial statements for the nine months ended September 30, 2023. Additionally, please reconcile the adjustment of $1.4 million for the year ended December 31, 2023 to total transaction costs of $2.0 million incurred by MCAC as disclosed in adjustment (5) to your unaudited pro forma condensed combined balance sheet as of September 30, 2023.

Response: The Company respectfully acknowledges the Staff's comment. Due to the fact that the unaudited combined pro forma income statement for the nine months ended September 3, 2023, assumes that the business combination occurred as of January 1, 2022, or the earliest period presented, such transaction costs would not have been incurred by the combined company subsequent to this date. As such, these transaction costs are being removed from the income statement for the nine months ended September 30, 2023. Additionally, the Company has updated its unaudited combined pro forma balance sheet as of December 31, 2022, in order to ensure that the transaction costs estimated are consistent throughout the pro formas.

Warrants

Public Warrants, page 181

41.	Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 219 of the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 196

42.	Please disclose the sponsor and its affiliates’ total ownership interest in the combined company, including all securities that could be exercisable or convertible within 60 days of completion of the business combination.

Response: The Company acknowledges the Staff’s comment and directs the Staff to pages 235 and 236 of the Amended Registration Statement where the requested information is disclosed.

43.	Please provide clear disclosure of the beneficial ownership of ConnectM before the business combination. See Item 18(a)(5)(ii) of Form S-4.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on page 235 through 239 of the Amended Registration Statement to provide clear disclosure of the beneficial ownership of ConnectM before the business combination.

ConnectM's Executive and Director Compensation, page 205

44.	Please update the compensation information to include the most recent fiscal year ended December 31, 2023.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on pages 246 through 248 of the Amended Registration Statement to provide updated compensation information to include the most recent fiscal year ended December 31, 2023.

45.	Please discuss any anticipated changes to the compensation arrangements or agreements post-business combination.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on page 249 of the Amended Registration Statement.

Certain Relationships and Related Transactions, page 208

46.	Please clearly disclose the basis on which Avanti Computing PVT, Ltd is a related person. See Item 404(a)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment and has updated its disclosure on page 252 of the Amended Registration Statement.

Experts, page 212

47.	Please tell us how you determined that it was not necessary to reference the financial statements of Florida Solar Products, Inc. as of and for the year ended December 31, 2021 in your Experts section. Refer to Item 509 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment. The Company does not expect to be declared effective without the consolidated audited financial statements as of and for the year ended December 31, 2023. As the financial statements of this acquired entity will be reflected within the audited operating results of the Company for twelve months, the Company does not believe that separate financial statements for this period would be required.

Index to Financial Statements, page F-1

48.	Please tell us how you determined it was not necessary to provide financial statements for Florida Solar Products, Inc. for the latest interim period prior to acquisition. Refer to Rule 3-05(b)(2) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff's comment. The Company does not expect to be declared effective without the consolidated audited financial statements as of and for the year ended December 31, 2023. As the financial statements of this acquired entity will be reflected within the audited operating results of the Company for twelve months, the Company does not believe that separate financial statements for this period would be required.

Audited Financial Statements of ConnectM Technology Solutions, Inc.
Note 4: Business Combinations, page F-65

49.	We note you acquired Airflow Service Company, Inc. effective May 1, 2022 for total consideration of $750,000. Please tell us how you considered the requirements to provide financial statements of the acquired business in accordance with Rule 8-04 of Regulation S-X, and unaudited pro forma financial information in accordance with Rule 8-05 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff's comment. The Company does not expect to be declared effective without the consolidated audited financial statements as of and for the year ended December 31, 2023. As the financial statements of this acquired entity will be reflected within the audited operating results of the Company for twelve months, the Company does not believe that separate financial statements for this period would be required. The Company has separately included the unaudited pro forma financial information for Airflow Service Company, Inc. within the amended audited consolidated financial statements as of and for the year ended December 31, 2022.

General

50.	We note MCAC’s charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has included disclosures on pages 29, 30 and 132 of the Amended Registration Statement.

51.	We note that EF Hutton was the underwriter for the initial public offering of MCAC. Please tell us, with a view to disclosure, whether you have received notice from EF Hutton about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for the SPAC’s initial public offering.

Response: In response to the Staff’s comment, the Company advises the Staff that it has not received any notice, or any other indication, from EF Hutton that EF Hutton will cease involvement with the Company or the proposed business combination. EF Hutton has been actively involved in assisting the Company with closing the business combination. Accordingly, we anticipate honoring the deferred underwriting compensation owed for the Company’s initial public offering.

52.	Please provide the approximate per share redemption amount as of a consistent recent practicable date. We note the disclosure on page 82 regarding possible redemptions is as of September 31, 2023, while elsewhere the possible redemption amount is as of November 30, 2023.

Response: The Company acknowledges the Staff’s comment and advises that the Company has adjusted the redemption amounts throughout the Amended Registraton Statement to be as of January 31, 2024.

*****

Sincerely,

MONTEREY CAPITAL ACQUISITION CORP

/s/ Bala Padmakumar
Name: Bala Padmakumar
Title: Chief Executive Officer